O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0660190-00006

December 7, 2018

Confidential Draft Registration Statement

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Aesthetic Medical International Holdings Group Limited
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Aesthetic Medical International Holdings Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Information

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Form F-1 at the date of the amendment.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +86 10 6563 4261 or via e-mail at kgeng@omm.com, Paul Porter, by telephone at (415) 984-8973 or via email at pporter@omm.com, or Ivan Ng, the audit engagement partner at PricewaterhouseCoopers, by telephone at +852 6622 0031  or via email at ivan.ng@hk.pwc.com. PricewaterhouseCoopers is the independent registered public accounting firm of the Company.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Very truly yours,

/s/ Ke Geng

Enclosures

cc:  Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company
Mr. Guanhua Wu, Chief Financial Officer of the Company
Paul Porter, Esq., Counsel, O’Melveny & Myers LLP
Mr. Ivan Ng, Partner, PricewaterhouseCoopers
Benjamin Su, Esq., Partner, Latham & Watkins LLP